Filed by The Drilling Company of 1972 A/S pursuant to Rule 425 under the Securities Act of 1933, as amended

 Subject Companies:
Noble Corporation (Commission File No.: 001-36211)

Noble Corporation plc (Commission File No.: 333-261780)

The Drilling Company of 1972 A/S

Commission File No. for Registration

Statement on Form S-4: 333-261780

August 8, 2022

This information sheet provides general information in English about the Danish tax considerations for the Danish Maersk Drilling shareholders, when they after completion of the exchange offer decide whether to elect the share-for-share exchange as a tax-exempt share-for-share exchange or as a taxable share-for-share exchange. The description does not cover all circumstances that may be of relevance when deciding between a tax-exempt and a taxable share-for-share exchange. The description covers only Danish tax issues relating to the Danish Maersk Drilling shareholders covered by the Danish Capital Gains Taxation Act, i.e. shareholders that are fully tax liable to Denmark or that have their shares related to a Danish permanent establishment (which will only be the case if the Maersk Drilling Shares are considered to be held in a professional capacity) and primarily the Maersk Drilling shareholders, who are either an individual or a limited liability company. Other Danish shareholders, for instance Danish foundations, can also elect a tax-exempt share-for-share exchange. The election after completion of the exchange offer of a tax-exempt share-for-share exchange depends on the circumstances of the individual Maersk Drilling shareholder, and each Maersk Drilling shareholder must decide whether to elect the share-for-share exchange as a tax-exempt share-for-share exchange, or in the absence of such election, a taxable share-for-share exchange. This information sheet is not, and shall be seen as, tax advice, and all Maersk Drilling shareholders are encouraged to seek advice from their own tax advisors about the consequences of electing a tax-exempt share-for-share exchange, or in the absence of such election, to complete the share-for-share exchange as a taxable one. Topco, Noble and Maersk Drilling does not provide tax advice, and the information below is for guidance only. Topco, Noble and Maersk Drilling therefore undertakes no responsibility for the information provided below. Terms and concepts defined below refer to the same terms and concepts that are defined in the Offer Document.

This information concerns your possibilities as a Danish shareholder to elect a tax-exempt share-for-share exchange in connection with the exchange of your shares in The Drilling Company of 1972 A/S (Maersk Drilling shares) for shares in the English company Noble Corporation plc (Topco).

Brief description of the share exchange

In the published Offer Document, Topco offers to exchange one Maersk Drilling share for 1.6137 ordinary class A-shares in Topco (Topco Shares). If the exchange does not result in an equal number of shares in Topco, Topco will pay a difference in cash. By accepting the exchange, the Maersk Drilling shares will be exchanged for Acceptance Shares, which are temporary instruments issued by Maersk Drilling in order to facilitate the settlement of the exchange offer, and which will allow for continued trading in Maersk Drilling shares (in the form of Acceptance Shares) until the actual exchange.

At the same time, Topco is offering to the Maersk Drilling shareholders, who accept to exchange their Maersk Drilling shares for Topco Shares, a cash payment of up to USD 1,000 for Maersk Drilling shares of an equivalent value, however, Topco's total cash payment will not exceed USD 50 million.

At the end of the offer period, Maersk Drilling shareholders will be given the opportunity to elect cash payment by exchanging Acceptance Shares for Cash Acceptance Shares for a period from 12 September 2022 to 26 September 2022 at 11:59 pm CEST. After the expiry of this period and in connection with the settlement of the offer, Acceptance Shares will be exchanged for Topco Shares and Cash Acceptance Shares will be exchanged for cash.

The possibility to elect a tax-exempt share-for-share exchange

The share-for-share exchange will be treated as a taxable share-for-share exchange, unless the individual Danish Maersk Drilling shareholder actively elects to complete the share-for-share exchange as a tax-exempt share-for-share exchange.

In this connection, the Danish Tax Agency has confirmed that the Danish Maersk Drilling shareholders who so wish, can elect to complete the share-for-share exchange as a tax-exempt share-for-share exchange. Below, you will find a description of the tax aspects of a taxable share-for-share exchange and a tax-exempt share-for-share exchange, and how the individual Maersk Drilling shareholder is able to elect a tax-exempt share-for-share exchange.

The Danish tax consequences of a taxable share-for-share exchange

If a Danish Maersk Drilling shareholder does not actively elect a tax-exempt share-for-share exchange, the share-for-share exchange will be treated as a taxable share-for-share exchange for the relevant Maersk Drilling shareholder.

Under a taxable share-for-share exchange the Maersk Drilling shares are deemed to have been sold at a sales price that corresponds to the value of the Topco Shares received plus any cash amount received from Topco.

The value of the Topco Shares received will be the acquisition price for tax purposes of the Topco Shares at the time of the exchange.

The acquisition cost of the Maersk Drilling shares is their actual acquisition cost. As regards the Maersk Drilling shares received from the demerger of A.P. Møller - Mærsk A/S completed in 2019, resulting in the formation of Maersk Drilling, the acquisition cost represents the proportionate part of the historical acquisition cost of the A.P. Møller - Mærsk A/S shares which was allocated to the Maersk Drilling shares in connection with the demerger.

For the Maersk Drilling shareholders who are taxed according to the realisation principle, a taxable gain or a deductible loss (which for individual shareholders can be set off against other share income earned on listed shares) can then be calculated based on the acquisition cost and the sales price on the disposal of the Maersk Drilling shares.

For the Maersk Drilling shareholders who are taxed according to the mark-to-market principle, a taxable gain or loss on the Maersk Drilling shares is calculated as the difference between the value of the Maersk Drilling shares in the beginning of 2022 (or at the later point in time in 2022 when the Maersk Drilling shares may have been acquired) and the value at the date of the share-for-share exchange date plus any cash amount received from Topco. Furthermore, for 2022, a taxable gain or loss on the Topco Shares must be calculated as the difference between the value of the Topco Shares at the date of the share-for-share exchange and the value of the Topco Shares at the end of 2022 (or the earlier date in 2022 at which the Topco Shares may have been sold).

The Danish tax consequences of a tax-exempt share-for-share exchange

If a Danish Maersk Drilling shareholder elects a tax-exempt share-for-share exchange, the Maersk Drilling shareholder is not deemed to have made a taxable disposal of the Maersk Drilling shares in connection with the share-for-share exchange.

For Maersk Drilling shareholders who are taxed according to the realisation principle, the Topco Shares received are deemed to have been acquired at the same time and for the same amount as the Maersk Drilling Shares exchanged.

For Maersk Drilling shareholders who are taxed according to the mark-to-market principle, the mark-to-market taxation of the Topco Shares will continue, and any gain or loss will be calculated as the difference between the value of the Maersk Drilling Shares at the beginning of 2022 (or at the later point in time in 2022 when the Maersk Drilling Shares may have been acquired) and the value of the Topco Shares at the end of 2022 (or at the earlier point in time in 2022 when the Topco Shares may have been sold).

The cash amount received by the Maersk Drilling shareholder from Topco in connection with a tax-exempt share-for-share exchange will be taxable and will be treated as dividend for purposes of Danish taxation.

If the Maersk Drilling shareholder sells all of its Maersk Drilling shares for cash (i.e. in a situation where the Maersk Drilling shareholder's holding of Maersk Drilling shares does not exceed a value of USD 1,000, and the Maersk Drilling shareholder has opted for cash payment), a tax-exempt share-for-share exchange cannot be elected, and the cash amount will be taxable and will be treated as capital gain for purposes of Danish taxation.

Other questions and answers (Q&A) on Danish tax issues relating to the share-for-share exchange

Do I have to pay tax to receive the Topco Shares?

•	I complete the share-for-share exchange as a tax-exempt share exchange and apply the realisation principle:

You do not pay any tax for the shares in Topco.

•	I complete the exchange as a taxable share exchange and apply the realisation principle:

You will have a taxable gain if your acquisition cost for the Maersk Drilling shares is lower than the sales price obtained for the Maersk Drilling shares (which corresponds to the value of the Topco Shares at the exchange date).

•	I complete the exchange as a tax-exempt share-for-share exchange and apply the mark-to-market principle:

The share-for-share exchange as such does not trigger an immediate liability to tax. You will have a taxable gain if the value of your Maersk Drilling shares at the beginning of 2022 (or at the later point in time in 2022 when you may have bought the Maersk Drilling shares) is lower than the value of your Topco Shares at the end of 2022 (or at the earlier point in time in 2022 when you may have sold your Topco Shares).

•	I complete the exchange as a taxable share-for-share exchange and apply the mark-to-market principle:

You will have a taxable gain if the value of your Maersk Drilling shares at the beginning of 2022 (or at the later point in time in 2022 when you may have acquired the Maersk Drilling shares) is lower than the value of your Maersk Drilling shares at the exchange date. Similarly, if the value of the Topco Shares at the exchange date is lower than the value of the Topco Shares at the end of 2022 (or at the earlier point in time in 2022 when you may have sold your Topco Shares), you will have a taxable gain on your Topco Shares.

Can I deduct a loss for tax purposes when I receive the Topco shares?

•	I complete the exchange as a tax-exempt share-for-share exchange and apply the realisation principle:

You are not entitled to a tax-deductible loss on receipt of the Topco Shares.

•	I complete the exchange as a taxable share-for-share exchange and apply the realisation principle:

You will have a deductible loss if your acquisition cost for the Maersk Drilling shares is higher than the sales price obtained for the Maersk Drilling shares (which corresponds to the value of the Topco Shares at the exchange date). Individual shareholders can set off the loss against gains on equivalent listed shares.

•	I complete the exchange as a tax-exempt share-for-share exchange and apply the mark-to-market principle:

The share-for-share exchange as such does not result in a loss. You will have a deductible loss if the value of your Maersk Drilling shares at the beginning of 2022 (or at the later point in time in 2022 when you may have bought the Maersk Drilling shares) is higher than the value of your Topco Shares at the end of 2022 (or at the earlier point in time in 2022 when you may have sold your Topco Shares).

•	I complete the exchange as a taxable share-for-share exchange and apply the mark-to-market principle:

You will have a deductible loss if the value of your Maersk Drilling shares at the beginning of 2022 (or at the later point in time in 2022 when you may have acquired the Maersk Drilling shares) is higher than the value of your Maersk Drilling shares at the exchange date. Similarly, if the value of the Topco Shares at the exchange date is higher than the value of the Topco Shares at the end of 2022 (or at the earlier point in time in 2022 when you may have sold your Topco Shares), you will have a deductible loss on your Topco Shares.

How is the cash amount I receive from Topco at the time of the share-for-share exchange taxed?

If you elect a tax-exempt share-for-share exchange, the cash amount received from Topco will be taxed as dividend for purposes of Danish taxation.

If you have elected a taxable share-for-share exchange, the cash amount received is treated as part of the sales price for your Maersk Drilling shares, and thus as a capital gain for purposes of Danish taxation and not as dividend.

If you sell all of your Maersk Drilling shares for cash (i.e. in a situation where you have elected cash payment, and where the value of your Maersk Drilling shareholder does not exceed a value of USD 1,000), you cannot elect a tax-exempt share-for-share exchange, and the cash amount will be taxed as a capital gain.

How do I elect a tax-exempt share-for-share exchange?

It is possible to elect a tax-exempt share-for-share exchange for Danish tax purposes if your Maersk Drilling shares are treated according to the Capital Gains Tax Act. In other words, you can elect a tax-exempt share-for-share exchange if you are a Maersk Drilling shareholder subject to Danish tax liability.

The Danish Tax Agency has confirmed in writing that the share-for-share exchange qualifies as a tax-exempt share-for-share exchange, and that all Danish tax resident Maersk Drilling shareholders may elect the share-for-share exchange to be treated as a tax-exempt share-for-share exchange. Maersk Drilling has agreed with the Danish Tax Agency that each Maersk Drilling shareholder can notify Maersk Drilling or Noble that the shareholder wishes to elect a tax-exempt share-for-share exchange, and Maersk Drilling will then collectively inform the Danish Tax Agency of the shareholders’ choice.

This means that you for a period of 8 weeks after the exchange date can elect a tax-exempt share-for-share exchange by entering such election and other relevant information at a microsite set up by Noble at www.noblecorp.com/Maersk-Drilling-Combination/Tax-Election-for-Danish-Holders. Maersk Drilling will then forward this information to the Danish Tax Agency, and the Agency will register this information for each shareholder who has elected a tax-exempt share-for-share exchange at the mentioned microsite. You may also contact the Danish Tax Agency directly.

Can I elect a tax-exempt share-for-share exchange for just some of my Maersk Drilling shares?

No, the permission to elect a tax-exempt share-for-share exchange is granted to the individual Maersk Drilling shareholder who so wish and not on a per-share basis, and the permission for a tax-exempt share-for-share exchange therefore covers all Maersk Drilling shares exchanged by the Maersk Drilling shareholder in question.

Important Information

Forward-Looking Statements

This document contains forward-looking statements within the meaning of United States federal securities laws. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made, are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this document. There can be no assurance that the future developments affecting Noble Corporation (“Noble”), Maersk Drilling or any successor entity of the Business Combination will be those that we have anticipated.

Additional Information and Where to Find It

In connection with the proposed business combination, Noble Corporation plc (“Topco”) has filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”). The Registration Statement includes (1) a proxy statement of Noble that also constitutes a prospectus for Topco in connection with Topco’s issuance of Topco shares to Noble shareholders and (2) the English translation of the draft offer document published by Topco in connection with Topco’s offer to exchange shares in Maersk Drilling for Topco shares. Topco has filed a Danish language version of the offer document with the Danish Financial Supervisory Authority (Finanstilsynet). This communication does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFERING DOCUMENT RELATING TO THE PROPOSED BUSINESS COMBINATION IN THEIR ENTIRETY, AND ANY OTHER DOCUMENTS FILED BY EACH OF TOPCO AND NOBLE WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOPCO, MAERSK DRILLING AND NOBLE, THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS.

Investors and shareholders can obtain free copies of the proxy statement/prospectus and all other documents filed with the SEC by Topco and Noble through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders can obtain free copies of the proxy statement/prospectus and other documents related thereto on Maersk Drilling’s website at www.maerskdrilling.com or Noble’s website at www.noblecorp.com, or by written request to Noble at Noble Corporation, Attn: Richard B. Barker, 13135 Dairy Ashford, Suite 800, Sugar Land, Texas 77478.

No Offer or Solicitation

This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction, in each case, in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European or the UK, as appropriate, regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including, without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.